Filed Pursuant To Rule 433

Registration No. 333-209926

July 26, 2016

What Previous Gold Bull Markets Can Teach Us About Gold Today

May 2016

by David B. Mazza

Head of ETF and Mutual Fund Research

The last bull market for gold ended in September of 2011 when prices peaked at $1,921 an ounce. After that, investors turned their focus to riskier assets, such as equities, which have staged a bull run of their own.1 This year’s nearly 17% rise in gold prices is prompting investors to ask whether gold is in the early stages of a new, long-term bull market or if it is something closer to a dead cat bounce.2

To determine where the precious metal might be heading and if a rally is forming, I thought it would be helpful to study the ?nancial market conditions that set the stage for the gold rallies in the 1970s and the early 2000s. For this comparison, I looked at the interplay of three important assets — gold, crude oil and US equities — in the early 1970s, the late 1990s as well as the most recent history. As Mark Twain is reported to have said, “History doesn’t repeat itself, but it often rhymes.” What we find is that the backdrop that impacted asset classes in these two time periods bears some striking similarities to the performance patterns we see today.

Figure 1: Gold’s Rally in Perspective

2000 1600 1200 800 400 0

0 Dec 1983 1994 2005 Jun

1971 2016

— Gold Sport Price — 1 Yr Moving Average — 3 Yr Moving Average

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA). Prices displayed are quarterly.

Figure 2: Gold Did Well Every Year in the Early 1970’s

1970–1974

%

200 150 100 50 0

-50 1970 1971 1972 1974

n Oil Price Domestic n XAU BGN Curncy n SPX

Source: Bloomberg Finance L.P., SSGA.

The period of 1970 to 1974 marked the start of a bull market. The price of gold soared 2,317% from $35.17 an ounce on Dec. 31, 1969, to $850 an ounce on Jan. 21, 1980.3 What set the stage for such strong gold performance?

What Previous Gold Bull Markets Can Teach Us About Gold Today

Figure 3: Gold Performance Was Mixed in the Late 1990's
1996–2001


%
150
100
50
0
-50
1996
1997
1998
1999
2000
2001
Oil Price Domestic
XAU BGN Curncy
S&P 500

Source: Bloomberg Finance L.P., SSGA.

Figure 4: Gold Struggled Since 2013, But is Performing Better This Year 2009–2016


%
90
60
30
0
-30
-60
2009
2010
2011
2012
2013
2014
2015
6/30/2016
Xau
Oil Price Domestic
SPX Index

Source: Bloomberg Finance L.P., SSGA.

Over this time period oil prices were steady, but they suddenly spiked 150% in 1974 while equities, which were rising moderately, plunged 20%. Through it all, gold began its steady march higher.

On the geopolitical front, US President Jimmy Carter made what has become a famous speech in 1979 about the crisis of confidence in America — implying that the country was in dire need of change.[4]

At the same time, the US faced a strained relationship with Russia, which had invaded Afghanistan, and was grappling with an impending oil war between Iran and Iraq, as well as the hostage crisis in Iran.

Today, we are facing a **divisive presidential election**, where candidates are seizing the opportunity to posture themselves as the change that America needs. The US is once again managing a strained relationship with Russia, the situation remains volatile in the Middle East and, instead of a hostage crisis in Iran, headlines talk of terror-related kidnappings by ISIS.

One thing is identical between the two periods — extreme investor uncertainty.

When investors are anxious, they may turn to the perceived stability of US Treasuries or gold for protection. But as we have seen US Treasury yields fall to historic lows, gold may **become more appealing** to investors.

From December 1995 to September 2001, gold prices rose 400%.[5]

During this period, oil prices were extremely volatile, plunging as the Asian Financial Crisis impacted global economic growth. Then, fueled by demand from China and India, oil prices jumped in 1999 and stocks, which had been recording modest gains, were negative in 2000 and 2001.

Gold faced a bear market that started in early 1996 when prices were near $400 an ounce and lasted until 1999, when gold prices fell to nearly $250 an ounce.[6] While gold remained volatile from 1999 to 2000, this period saw the introduction of the euro, the official currency of the Eurozone, which became a competing asset to gold.

Gold's ability to hold $250 an ounce eventually provided a floor of support for prices to rally in 2001 in the aftermath of September 11.[7]

In echoes of what we saw in the early 1970s and late 1990s, the 2009 to 2016 chart shows that this year's gold price advances are following a period when equity markets posted moderate gains but then notched negative returns. We are also dealing with significant amounts of uncertainty with regards to the direction of oil prices. While the 1970s were marked by surging oil prices, today is marked by plunging ones. There are questions about what this means for global economic growth and inflation.

As I've discussed in **earlier blogs**, there are numerous factors driving investor demand for gold, including fading equity market returns, market volatility and the fact that gold's zero yield is no longer a barrier to entry for investors who are looking for ways to deal with low to negative interest rates.

At State Street Global Advisors, we expect that market volatility will persist, that interest rates could remain lower for longer and that investor appetite for risky assets may remain muted. Given these expectations and the way that gold's performance in 2016 has echoed that of previous gold bull markets, it might be time for investors to reevaluate the strategic role that gold may play in a portfolio and its potential to add ballast in today's uncertain climate.

Investing in commodities entails significant risk and is not appropriate for all investors.

State Street Global Advisors 2

What Previous Gold Bull Markets Can Teach Us About Gold Today

1 Bloomberg Finance L.P., as of 4/25/2016.

2 Bloomberg Finance L.P., as of 4/25/2016.

3 Bloomberg.

4 PBS.org, “Crises of Confidence”, as of 1979.

5 Bloomberg.

6 Bloomberg.

7 Bloomberg Finance L.P., SSGA. Date: Price of gold from 1980 – 2001.

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Glossary

S&P 500 Index (SPX) A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80% coverage of available market capitalization.

XAU The Gold Spot price is quoted as US Dollars per Troy Ounce

ssga.com | spdrs.com

For investment professional use only. Not for public use.

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While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

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Important Information Relating to SPDR® Gold Trust:

The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the SPDR Gold Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. The GLD prospectus is available by clicking here.

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presentation may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorization of the World Gold Council.

All references to LBMA Price have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Other third party content is the intellectual property of the respective third party and all rights are reserved to them. All rights reserved. No organisation or individual is permitted to reproduce, distribute or otherwise use the statistics and information in this report without the written agreement of the copyright owners This presentation does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this presentation. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

Expressions of opinion are those of the speakers and are subject to change without notice.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto. For more information contact State Street Global Markets (marketing agent for GLD), LLC, One Lincoln Street, Boston, MA, 02111, 866.320.4053 or visit spdrgoldshares.com.

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.